SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C.

201 S. Court Street, Suite 610

Florence, Alabama 35630

(256) 767-0740

Attention: Martin R. Abroms

Copy to:

Munger, Tolles & Olson LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 683-9100

Attention: Mary Ann Todd

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ANDERSON BAMM HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,513,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,513,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HILDA B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON JOEL R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,614,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,422
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 580,422
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRENCE C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 709,681
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 696,146
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,163,042
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,980,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,335
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 684,335
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAYLEY ANDERSON MILAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ASHLEY RUTH ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE ASHLEY ANDERSON TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON LAUREN A. ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TENNESSEE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON OLIVIA BARBOUR ANDERSON 1995 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE JOEL R. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CLYDE AND SUMMER ANDERSON FOUNDATION (formerly The Clyde B. Anderson Family Foundation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON KAYRITA M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,734,124 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D/A filed on October 23, 2014 (as previously amended, this “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation, 402 Industrial Lane, Birmingham, Alabama 35211 (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D and prior amendments hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The Reporting Persons anticipate that the Proposal (as defined and described in Item 4 below) will require funding of approximately $17.3 million. The Reporting Persons expect to finance the transaction through borrowings available under the Issuer’s existing credit line. The Reporting Persons reserve the right to withdraw the Proposal Letter (as defined in Item 4 below) at any time for any or no reason, including, without limitation, if the Reporting Persons are unable to obtain such financing.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

On January 29, 2015, Mr. Clyde B. Anderson delivered a non-binding letter (the “Proposal Letter”), on behalf of himself and the other Reporting Persons, to the Board of Directors of the Issuer proposing a transaction whereby, pursuant to a merger of the Issuer with a newly formed acquisition vehicle that the Reporting Persons would control, the Reporting Persons would acquire 100% of the outstanding Shares of the Issuer (the “Proposal”). As set forth in the Proposal Letter, public shareholders of the Issuer would receive $2.75 per Share in cash.

The Reporting Persons expect that the Issuer will appoint a special committee of independent directors (the “Special Committee”), with its own independent legal and financial advisors, to review the Proposal on behalf of the Issuer’s public shareholders. The Reporting Persons will not move forward with the transaction unless it is approved by the Special Committee. In addition, any definitive acquisition agreement would need to include a non-waiveable majority of the minority vote condition. As indicated in the Proposal Letter, the Reporting Persons, in their capacity as shareholders of the Issuer, are interested only in acquiring the outstanding Shares of the Issuer that they do not already own and are not interested in selling their shares in the Issuer to a third party or any merger or other strategic transaction involving any third party. Furthermore, the Reporting Persons do not intend to vote in their capacity as shareholders in favor of any such other transaction.

No assurances can be given that a transaction contemplated by the Proposal Letter will be consummated. Furthermore, no legally binding obligation with respect to a transaction between the Reporting Persons and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons reserve the right to modify or withdraw the Proposal Letter at any time.

The Proposal and the transaction proposed thereby may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from the NASDAQ Stock Exchange, and the Shares becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

If a transaction proposed by the Proposal Letter is consummated, the Reporting Persons expect that the Issuer’s management team would remain in place.

The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 18 hereto, which is incorporated by reference herein.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. Shareholders of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Shareholders of the Issuer will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission’s web site, www.sec.gov.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,734,124 Shares, which Shares represent approximately 58.2% of the 15,016,083 Shares which the Issuer has informed the Reporting Persons were outstanding as of January 3, 2015. However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	8,734,124	58.2%	1,513,302		0	1,513,302		0
Charles C. Anderson	8,734,124	58.2%	183,000	(2)	0	183,000	(2)	0
Hilda B. Anderson	8,734,124	58.2%	14,111		0	14,111		0
Joel R. Anderson	8,734,124	58.2%	1,614,874	(3)	0	1,614,874	(3)	0
Charles C. Anderson, Jr.	8,734,124	58.2%	580,422		0	580,422		0
Charles C. Anderson, III	8,734,124	58.2%	23,794		0	23,794		0
Terrence C. Anderson	8,734,124	58.2%	709,681	(4)	0	696,146	(4)	0
Clyde B. Anderson	8,734,124	58.2%	3,163,042	(5)	0	2,980,121	(5)	0
Harold M. Anderson	8,734,124	58.2%	684,335		0	684,335		0
Hayley Anderson Milam	8,734,124	58.2%	25,380		0	25,380		0
Ashley Ruth Anderson(6)	8,734,124	58.2%	0		84,000	0		84,000
The Ashley Anderson Trust(6)	8,734,124	58.2%	84,000		0	84,000		0
Lauren A. Anderson Irrevocable Trust	8,734,124	58.2%	25,380		0	25,380		0
Olivia Barbour Anderson 1995 Trust	8,734,124	58.2%	1,200		0	1,200		0
Alexandra Ruth Anderson Irrevocable Trust	8,734,124	58.2%	1,200		0	1,200		0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	8,734,124	58.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,734,124	58.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,734,124	58.2%	11,224		0	11,224		0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,734,124	58.2%	11,224		0	11,224		0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,734,124	58.2%	11,224		0	11,224		0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,734,124	58.2%	11,224		0	11,224		0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,734,124	58.2%	11,224		0	11,224		0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,734,124	58.2%	11,224		0	11,224		0
The Charles C. Anderson Family Foundation(7)	8,734,124	58.2%	83,000		0	83,000		0
The Joel R. Anderson Family Foundation(8)	8,734,124	58.2%	83,000		0	83,000		0
The Clyde and Summer Anderson Foundation(9)	8,734,124	58.2%	46,000		0	46,000		0
Kayrita M. Anderson	8,734,124	58.2%	20,611		0	20,611		0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for Shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement, which was previously filed as Exhibit 2 to this Schedule 13D, as amended by the First Amendment, which was previously filed as Exhibit 4 to this Schedule 13D, the Second Amendment, which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto, the Third Amendment, which was previously filed as Exhibit 12 to this Schedule 13D, the Fourth Amendment, which was previously filed as Exhibit 15 to this Schedule 13D, and the Fifth Amendment, which was previously filed as Exhibit 17 to this Schedule 13D. See Item 6 of this Schedule 13D.
(2)	Includes 83,000 Shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(3)	Includes 83,000 Shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(4)	Mr. Anderson owns 18,073 Shares of restricted stock, 4,538 of which will vest within 60 days of January 29, 2015, the rest of which will vest after March 30, 2015. Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes all 18,073 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of January 29, 2015.
(5)	The Shares set forth under Sole Voting Power and Sole Dispositive Power include 46,000 Shares held by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares. The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 26,380 Shares held by Clyde B. Anderson in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Anderson owns 290,841 Shares of restricted stock, 107,920 of which will vest within 60 days of January 29, 2015, the rest of which vest after March 30, 2015. Mr. Anderson has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 290,841 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of January 29, 2015.
(6)	The Shares over which Ashley Ruth Anderson has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.
(7)	These Shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these Shares.
(8)	These Shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these Shares.

(9)	These Shares are owned of record by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson has sole voting and dispositive power over these Shares.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The descriptions of the Proposal, the Proposal Letter and the proposed financing in Item 3 and Item 4 above are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Group Administration Agreement, dated as of April 9, 2007, by and among the then-current Reporting Persons, containing the appointment of the Group Administrator as attorney-in-fact.(*)

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons and the GRAT Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Group Administrator and the then-current Reporting Persons.(**)

4	First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(***)

5	Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 13, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(****)

6	[Reserved]

7	[Reserved]

8	[Reserved]

9	Proposal Letter, dated April 28, 2012, to the Board of Directors of the Issuer.(*****)

10	Press Release, dated April 30, 2012.(*****)

11	[Reserved]

12	Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (******)

13	Withdrawal Letter, dated July 17, 2012, to the Board of Directors of the Issuer. (******)

14	Joinder to Group Administration Agreement, dated as of April 10, 2014, by and between the Group Administrator and the Lauren A. Anderson Irrevocable Trust.(*******)

15	Fourth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 10, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(*******)

16	Amendment to Group Administration Agreement, dated as of October 15, 2014, by the Group Administrator.(********)

17	Fifth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of October 15, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (********)

18	Proposal Letter, dated January 29, 2015, to the Board of Directors of the Issuer.

(*)	Exhibits No. 1 and No. 2 were filed on April 9, 2007.
(**)	Exhibit No. 3 was filed on September 5, 2008.
(***)	Exhibit No. 4 was filed on March 23, 2010.
(****)	Exhibits No. 5 was originally filed on March 19, 2012. Exhibit 5, as corrected, was re-filed on May 3, 2012.
(*****)	Exhibits No. 9 and No. 10 were filed on April 30, 2012.
(******)	Exhibits 12 and 13 were filed on July 20, 2012.
(*******)	Exhibits 14 and 15 were filed on May 22, 2014.
(********)	Exhibits 16 and 17 were filed on October 23, 2014.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2015

ANDERSON BAMM HOLDINGS, LLC

By:	*
Name:	Charles C. Anderson
Title:	Director

*
Charles C. Anderson

*
Hilda B. Anderson

*
Joel R. Anderson

*
Charles C. Anderson, Jr.

*
Charles C. Anderson, III

*
Terrence C. Anderson

*
Clyde B. Anderson

*
Harold M. Anderson

*
Hayley Anderson Milam

*
Ashley Ruth Anderson

*
Kayrita M. Anderson

THE ASHLEY ANDERSON TRUST

By:	*
Name:	Cumberland Trust Investment Company
Title:	Trustee

LAUREN A. ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Martin R. Abroms
Title:	Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	*
Name:	Terrence C. Anderson
Title:	Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Charles C. Anderson
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Charles C. Anderson
Title:	Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Joel R. Anderson
Title:	Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	*
Name:	Clyde B. Anderson
Title:	Chairman

As attorney-in-fact* ABROMS & ASSOCIATES, P.C.

By:	/s/ Martin R. Abroms
Name:	Martin R. Abroms
Title:	President

INDEX TO EXHIBITS

Exhibit No.	Description

18	Proposal Letter, dated January 29, 2015, to the Board of Directors of the Issuer.